UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the recent relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; the non-binding proposal letters from Golden Meditech Holdings Limited (“Golden Meditech”) and Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”) and the proposed transactions between Golden Meditech Stem Cells (BVI) Company Limited and Nanjing Xinjiekou and the alternative proposal and the supplementary agreement between Golden Meditech and Sanpower Group Co., Ltd.; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2016 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2016

	March 31,	September 30,
	2016	2016
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	3,008,422	3,142,647	471,267
Accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB38,261; September 30, 2016: RMB42,551 (US$6,381))	124,645	118,523	17,773
Inventories	28,326	27,113	4,066
Prepaid expenses and other receivables	24,412	14,573	2,184
Deferred tax assets	14,056	15,816	2,372
Total current assets	3,199,861	3,318,672	497,662
Property, plant and equipment, net	574,567	561,832	84,252
Non-current prepayments	218,379	233,724	35,049
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB62,633; September 30, 2016: RMB65,996 (US$9,897))	165,011	150,796	22,613
Inventories	64,322	66,857	10,026
Intangible assets, net	111,307	108,997	16,345
Available-for-sale equity securities	162,734	218,145	32,713
Other investment	189,129	189,129	28,362
Deferred tax assets	2,617	2,559	384
Total assets	4,687,927	4,850,711	727,406

LIABILITIES
Current liabilities
Bank loan	60,000	—	—
Convertible note, net	—	553,395	82,986
Accounts payable	13,248	11,529	1,729
Accrued expenses and other payables	61,304	48,730	7,307
Deferred revenue	257,692	292,689	43,891
Amounts due to related parties	53,255	17,180	2,577
Income tax payable	8,524	10,152	1,522
Deferred tax liabilities	14,300	16,900	2,534
Total current liabilities	468,323	950,575	142,546
Convertible note, net	906,222	414,492	62,157
Non-current deferred revenue	1,321,239	1,433,150	214,913
Other non-current liabilities	255,932	278,034	41,693
Deferred tax liabilities	22,786	22,031	3,304
Total liabilities	2,974,502	3,098,282	464,613

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and September 30, 2016, respectively	50	50	7
Additional paid-in capital	873,654	904,531	135,643
Treasury stock, at cost
(March 31 and September 30, 2016: 136,899 shares, respectively)	(2,815)	(2,815)	(422)
Accumulated other comprehensive income	84,779	59,442	8,914
Retained earnings	753,585	785,948	117,860
Total equity attributable to China Cord Blood Corporation	1,709,253	1,747,156	262,002
Non-controlling interests	4,172	5,273	791
Total equity	1,713,425	1,752,429	262,793
Total liabilities and equity	4,687,927	4,850,711	727,406

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months ended September 30, 2015 and 2016

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	171,484	184,140	27,613	336,847	357,092	53,549
Direct costs	(37,240)	(39,088)	(5,862)	(73,813)	(76,521)	(11,475)
Gross profit	134,244	145,052	21,751	263,034	280,571	42,074
Operating expenses
Research and development	(2,153)	(2,377)	(356)	(4,087)	(4,326)	(649)
Sales and marketing	(36,966)	(39,642)	(5,945)	(74,175)	(77,834)	(11,672)
General and administrative	(42,647)	(48,289)	(7,241)	(83,867)	(91,532)	(13,726)
Total operating expenses	(81,766)	(90,308)	(13,542)	(162,129)	(173,692)	(26,047)
Operating income	52,478	54,744	8,209	100,905	106,879	16,027
Other expense, net
Interest income	4,387	4,438	666	9,097	8,715	1,307
Interest expense	(26,301)	(29,801)	(4,469)	(52,184)	(58,634)	(8,793)
Foreign currency exchange (losses)/gains	(152)	(15)	(2)	(193)	120	18
Dividend income	10,020	—	—	11,200	—	—
Impairment loss on available-for-sale equity securities	(8,361)	—	—	(8,361)	—	—
Others	(328)	576	86	(239)	728	109
Total other expense, net	(20,735)	(24,802)	(3,719)	(40,680)	(49,071)	(7,359)
Income before income tax	31,743	29,942	4,490	60,225	57,808	8,668
Income tax expense	(12,785)	(12,639)	(1,895)	(27,774)	(24,315)	(3,646)
Net income	18,958	17,303	2,595	32,451	33,493	5,022
Net income attributable to non-controlling interests	(235)	(662)	(99)	(177)	(1,130)	(169)
Net income attributable to China Cord Blood Corporation’s shareholders	18,723	16,641	2,496	32,274	32,363	4,853

Earnings per share:
Attributable to ordinary shares
- Basic	0.25	0.22	0.03	0.44	0.44	0.07
- Diluted	0.25	0.22	0.03	0.44	0.44	0.07

Other comprehensive (loss)/income, net of nil income taxes
- Foreign currency translation adjustment	(15,797)	(1,400)	(210)	(15,238)	(8,360)	(1,254)
- Unrealized holding gains/(losses) in available-for-sale equity securities
- Unrealized holding gains/(losses) arising during the period	7,145	(10,507)	(1,576)	18,005	(16,977)	(2,546)
- Reclassification adjustment for losses included in net income	8,361	—	—	8,361	—	—
Total other comprehensive (loss)/income	(291)	(11,907)	(1,786)	11,128	(25,337)	(3,800)
Comprehensive income	18,667	5,396	809	43,579	8,156	1,222

Comprehensive income attributable to non-controlling interests	(235)	(662)	(99)	(177)	(1,130)	(169)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	18,432	4,734	710	43,402	7,026	1,053

Other Events

On November 17, 2016, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and six months ended September 30, 2016. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated November 17, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: November 17, 2016